PROMISSORY NOTE

DATED as of March 21, 2014.

TO:	Belkis Jimenez Rivero 1005 - 1101 Pacific St. Vancouver BC V6E 1T3

(the “Creditor")

WHEARAS, we, Mobile Data Corp, are indebted to the Creditor in the amount of $18,422.17 for funds that the Creditor advanced to me:

We, Mobile Data Corp. of 550 Lake Street | Suite 100 | Kirkland, WA 98033 (the "Company"), promise to pay to the Creditor, at the address specified above, the principal amount specified below ("Principal").

The following are the terms and conditions of the Note:

1.	Principal amount:	$18,422.17 due and payable from the Company to the Creditor

2.	Maturity date:	This Note shall be payable on demand.

3.	Interest:	No interest shall accrue on the outstanding amount.

4.	Conversion:

At any time prior to the date that the Principal is repaid, the Creditor, at his sole option, may convert a portion of or all of the Principal amount outstanding into shares of common stock stock (the “Shares”) in the capital stock of the Company. Each $0.01 of Principal outstanding may be converted in to one Share.

5.	Currency:	All funds and dollar amounts referred to in this Note are in the lawful currency of the United States of America.

6.	Jurisdiction:	This Note shall be interpreted in accordance with the laws in effect from time to time in the State of Nevada.

7.	Resale Restrictions:

If the Creditor chooses to convert the Principal into Shares of  the Company pursuant to paragraph 4, the Creditor agrees and acknowledges that she will comply with all securities laws  relating to resale restrictions.

IN WITNESS WHEREOF this Promissory Note has been executed as of the day and year first above written.

Mobile Data Corp.

Per:
/s/ Belkis Jiminez Rivero	/s/ Belkis Jiminez Rivero
Belkis Jimenez Rivero	Belkis Jiminez Rivero, Director